SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                         SEC File No. 33-97422



                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended: September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

      For the Transition Period Ended:  Not Applicable

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

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                         PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                     County Financial Corporation

Address of Principal
Executive Office:

            801 N.E. 167th Street
            North Miami Beach, Florida  33162



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                        PART II - RULE 12B-25 (B) AND (C)

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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

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      State below in reasonable detail the reasons why Form 10-K and Form 10-
KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The Company has been unable to complete its Form 10-QSB on a timely basis due to delays in obtaining information related to the settlement of its litigation with the Premium Group.

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                           PART IV - OTHER INFORMATION

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      (1)   Name and telephone number of person to contact in regard to this notification:

           Alfred G. Smith          305              358-6300
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              (Name)            (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

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Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes    [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [ ] No

            The Company's net income for the nine months ended September 30, 1995 was $2,727,000, compared to $1,658,000 for the nine months ended September 30, 1996.

            The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                         COUNTY FINANCIAL CORPORATION



Date: November 14, 1996                  By:    /S/ MARICEL HERRERA
                                            -----------------------
                                         Its:   CONTROLLER
                                         Name:  MARICEL HERRERA



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